UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A
FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
Pursuant to Section 12(b) or (g) of the
Securities Exchange Act of 1934
Lions Gate Entertainment Corp.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	N/A
(State of Incorporation or Organization)	(IRS Employer Identification No.)
1055 West Hastings Street, Suite 2200
Vancouver, British Columbia V6E 2E9
And
2700 Colorado Avenue, Suite 200
Santa Monica, California 90404

(Address of Principal Executive Offices)	(Zip Code)
     If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), please check the following box: ☑
     If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), please check the following box: ☐
Securities Act registration statement file number to which this form relates: [N/A]
Securities to be registered pursuant to Section 12(b) of the Act:

Name of Each Exchange on Which
Title of Each Class to be so Registered	Each Class is to be Registered
Common Share Purchase Rights	The New York Stock Exchange
Securities to be registered pursuant to Section 12(g) of the Act:
None
(Title of Each Class)

Item 1. Description of Securities To Be Registered.
Item 2. Exhibits.
SIGNATURE
EXHIBIT LIST

Item 1. Description of Securities To Be Registered.
     On March 11, 2010, the Board of Directors (the “Board”) of Lions Gate Entertainment Corp (the “Company”), with the unanimous recommendation of the Special Committee of the Board, adopted the Shareholder Rights Plan Agreement (the “Rights Plan”), and declared an issuance of one common share purchase right (a “Right”) for each common share of the Company, no par value (the “Common Shares”) to the shareholders of record at the close of business on March 22, 2010. It was determined that, in the best interests of the Company, its shareholders and other stakeholders, this action should be taken to limit the potential adverse impact on the Company, its shareholders and other stakeholders of an accumulation of a significant interest in Common Shares through a transaction such as a creeping bid, like the pending partial tender offer initiated by affiliates of Carl C. Icahn (the “Icahn Group”), or other means that could result in coercive or unfair attempts to take-over Lionsgate without affording all shareholders the opportunity to sell all of their Common Shares for fair value.
     In general terms, the Rights impose a significant penalty upon any person or group that acquires beneficial ownership of 20% or more of the Company’s outstanding voting interests, including derivatives, unless such acquisition was in connection with certain offers for all of the outstanding Common Shares of the Company for the same consideration and that are conditioned on acquisition of more than 50% of the Company’s outstanding voting interests not owned by the acquiring person in such an offer. This 20% ownership threshold may be increased to 24.9% by the Board in connection with an offering of securities by the Company. The Rights Plan must be confirmed by the shareholders of the Company, and the Board has authorized the convening of a special meeting of shareholders to obtain such confirmation.
     For those interested in the specific terms of the Rights Plan as made between the Company and CIBC Mellon Trust Company, as the Rights Agent, dated as of March 12, 2010, we provide the summary description set forth below. Except as otherwise defined herein, defined terms used below have the meanings ascribed thereto in the Rights Plan. This description is only a summary, is not complete and should be read together with, and is qualified in its entirety by reference to, the entire Rights Plan, which has been filed as Exhibit 4.1 to this Registration Statement on Form 8-A and is incorporated herein by reference.
     Issue of Rights. Under the Rights Plan, which became effective on March 12, 2010, one Right will be issued to shareholders of record on March 22, 2010 and will be attached to each outstanding Share. One Right will also be issued and attach to each Share issued thereafter, subject to the limitations set forth in the Rights Plan.
     Acquiring Person. An “Acquiring Person” is a person that Beneficially Owns 20% or more of the outstanding Voting Shares or, if Lionsgate has completed an offering of its securities after March 12, 2010 and, in connection with that offering, the Board has so determined, 24.9% of the outstanding Voting Shares. However, an Acquiring Person does not include the Company or any subsidiary of the Company, or any person that would otherwise become an Acquiring Person as a result of certain exempt transactions. These exempt transactions include, among others: (i) specified acquisitions of securities of the Company, (ii) acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below), (iii)

specified distributions of securities of the Company, (iv) certain other specified exempt acquisitions, and (v) transactions to which the application of the Rights Plan has been waived by the Board.
     Rights Exercise Privilege. The Rights will separate from the Shares to which they are attached and will become exercisable at the later of (a) the close of business on the tenth Business Day after the earliest of: (i) the first date of public announcement that an Acquiring Person has become an Acquiring Person; (ii) the date of commencement of, or first public announcement of the intent of any person to commence, a take-over bid, other than a Permitted Bid or a Competing Permitted Bid, (iii) the date upon which a Permitted Bid or a Competing Permitted Bid ceases to be such, or (b) in the event that any of the circumstances in (a) occurred more than ten Business Days prior to the issuance of the Rights, the close of business on March 22, 2010, or in each case such later date as the Board of Directors may determine (the “Separation Time”). As a result of the public announcement by the Offeror on February 16, 2010 of its intention to make the Offer, the Separation Time would have occurred at the close of business on March 22, 2010. However, the Board has determined that it is in the best interests of Lionsgate, its shareholders and other stakeholders to defer the Separation Time. Subject to adjustment as provided in the Rights Plan, following the Separation Time, each Right will entitle the holder to purchase one Share for an exercise price (the “Exercise Price”) equal to four times the prevailing market price of a Share as at the Separation Time.
     A transaction in which a person becomes an Acquiring Person is referred to as a “Flip-in Event”. Any Rights Beneficially Owned by an Acquiring Person (or any transferee of such Rights) on or after the earlier of the Separation Time or the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, will become void upon the occurrence of a Flip-in Event. After the close of business on the tenth business day after the first date of public announcement by the Company or an Acquiring Person that an Acquiring Person has become such, the Rights (other than those Beneficially Owned by the Acquiring Person or any transferee of such Rights) will entitle the holder to purchase, for the Exercise Price, that number of Shares having an aggregate market price (based on the prevailing market price at the time of the consummation or occurrence of the Flip-in Event) equal to twice the Exercise Price, subject to adjustment in certain circumstances.
     Impact Once Rights Plan is Triggered. Upon the occurrence of a Flip-in Event and the Rights separating from the attached Shares, reported earnings per Share on a fully diluted or non-diluted basis may be affected. Holders of Rights who do not exercise their Rights upon the occurrence of a Flip-in Event may suffer substantial dilution.
     By permitting holders of Rights other than Rights Beneficially Owned by an Acquiring Person (or any transferee of such Rights) to acquire Shares of the Company at a discount to market value, the Rights may cause substantial dilution to a person or group that becomes an Acquiring Person other than by way of a Permitted Bid or a Competing Permitted Bid or other than in circumstances where the Rights are redeemed or the Board waives the application of the Rights Plan.
     Certificates and Transferability. Prior to the Separation Time, certificates for Shares will also evidence one Right for each Share represented by the certificate. Certificates evidencing Shares issued after March 22, 2010 will bear a legend to this effect. Rights are also attached to Shares outstanding on March 22, 2010, although share certificates already outstanding on that date will not bear such a legend.
     Prior to the Separation Time, Rights will not be transferable separately from the attached Shares. From and after the Separation Time, the Rights will be evidenced by Rights certificates which will be transferable and traded separately from the Shares.
     Permitted Bids and Competing Permitted Bids. The Rights Plan is not triggered if an offer would, among other things, allow sufficient time for the shareholders to consider and react to the offer and would allow shareholders to decide to tender or not tender without the concern that they will be left with illiquid Voting Shares should they not tender.
     A “Permitted Bid” is a take-over bid where the bid is made by way of a take-over bid circular to all holders of Voting Shares, other than the offeror, for all outstanding Voting Shares and the bid is subject to irrevocable and unqualified conditions that (A) no Voting Shares shall be taken up or paid for prior to a date which is not less than 60 days after the date of the bid and then only if more than 50% of the outstanding Voting Shares held by Independent Shareholders have been tendered to the bid and not withdrawn, (B) Voting Shares may be deposited pursuant to the bid (unless the bid is withdrawn) at any time prior to the close of business on the date Voting Shares are first taken up and paid for under the bid, (C) any Voting Shares deposited pursuant to the bid may be withdrawn until taken up and paid for, and (D) if the 50% condition set forth in (A) above is satisfied, that fact will be publicly announced and the bid will be extended for at least 10 Business Days following such announcement.
     A “Competing Permitted Bid” is a take-over bid made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid and that satisfies all the criteria of a Permitted Bid except that since it is made after a Permitted Bid has been made, the minimum deposit period and the time period for the take-up of and payment for shares tendered under a Competing Permitted Bid is not 60 days, but is instead the later of (i) the last day on which a take-over bid must be open for acceptance after the date of such bid under applicable securities legislation, and (ii) the earliest date for take-up and payment of shares under any other Permitted Bid or Competing Permitted Bid then in existence.
     Neither a Permitted Bid nor a Competing Permitted Bid is required to be approved by the Board and such bids may be made directly to shareholders. Acquisitions of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid do not give rise to a Flip-in Event.
     Waiver, Redemption and Amendment. With the prior consent of the holders of Voting Shares, the Board may, at any time prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a take-over bid made by means of a take-over bid circular to all holders of record of Voting Shares (or otherwise as outlined in the paragraph below), waive the application of the Rights Plan to such Flip-in Event. In such event, the Board shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of shareholders called to approve such waiver.

     The Board may waive the application of the Rights Plan to a Flip-in Event provided that the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence without any intention to become or knowledge that it would become, an Acquiring Person and such Acquiring Person has reduced its beneficial ownership of Voting Shares such that at the time of the waiver it is no longer an Acquiring Person. Similarly, the Board may waive the application of the Rights Plan to a Flip-in Event provided that the Acquiring Person has reduced or has contractually agreed to reduce its beneficial ownership of Shares such that it would no longer be an Acquiring Person. The Board may also, prior to the occurrence of a Flip-In Event, waive the application of the Rights Plan to a particular Flip-In Event which would occur as a result of a take-over bid made under a circular prepared in accordance with applicable securities laws to all holders of Voting Shares. In such event, the Board shall be deemed also to have waived the application of the Rights Plan to any other Flip-In Event occurring as a result of any other takeover bid made under a circular prepared in accordance with applicable securities laws to all holders of Voting Shares prior to the expiry of any take-over bid for which the Rights Plan has been waived or deemed to have been waived.
     Until the occurrence of a Flip-in Event, the Board may, at any time prior to the Separation Time, with the approval of holders of the Voting Shares (or with the approval of holders of Rights if the Separation Time has occurred), elect to redeem all but not less than all of the then outstanding Rights at $0.00l per Right. In the event that, prior to the occurrence of a Flip-In Event, a person acquires Voting Shares pursuant to a Permitted Bid, a Competing Permitted Bid or pursuant to a transaction for which the Board has waived the application of the Rights Plan, then the Board shall, immediately upon the consummation of such acquisition, without further formality, be deemed to have elected to redeem the Rights at the redemption price.
Item 2. Exhibits.

4.1	Rights Plan, dated as of March 12, 2010, between Lions Gate Entertainment Corp. and CIBC Mellon Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed on March 12, 2010).

SIGNATURE
     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.
Dated: March 12, 2010

LIONS GATE ENTERTAINMENT CORP.
By:	/s/ James Keegan
	Name:	James Keegan
	Title:	Chief Financial Officer

EXHIBIT LIST

4.1	Rights Plan, dated as of March 12, 2010, between Lions Gate Entertainment Corp. and CIBC Mellon Trust Company (incorporated by reference to Exhibit 4.1 to the Company’s current report on Form 8-K filed on March 12, 2010).